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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: March 24, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

MATERIAL CHANGE REPORT
PURSUANT TO

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1)(b) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.     Reporting Issuer

  Allstream Inc.
  Suite 1600
  200 Wellington Street West
  Toronto, Ontario
  M5V 3G2

2.     Date of Material Change

  March 18, 2004

3.     Press Release

  A press release disclosing the material change was issued through Canada NewsWire on March 18, 2004. A copy of the press release is attached hereto as Schedule A.

4.     Summary of Material Change

  On March 18, 2004, Allstream Inc. ("Allstream") and Manitoba Telecom Services Inc. ("MTS") entered into a definitive agreement (the "Arrangement Agreement"). Under the terms of the Arrangement Agreement, Allstream shareholders who are qualifying Canadian residents will receive 1.0909 MTS common shares and $23.00 in cash for each Allstream Class A Share and each Allstream Class B Share. Allstream shareholders who are non-Canadian residents will receive 1.0909 MTS Class B non-voting exchangeable preference shares and $23.00 for each Allstream Class A or Allstream Class B Share.

  The Transaction will be implemented by means of a court-approved plan of arrangement (the "Plan") pursuant to the provisions of the Canada Business Corporations Act. The Plan is to be subject to the approval of Allstream shareholders. In addition, approval will be required from the court and applicable regulatory authorities.

5.     Full Description of Material Change

  For a more detailed description of the material change, please refer to the press release and the Arrangement Agreement, attached to this report as Schedule A and Schedule B, respectively.

6.     Reliance on Section 75(3) of the Ontario Securities Act or Equivalent Provisions

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Senior Officer

  Inquiries regarding the material change referred to herein may be made to:

  David A. Lazzarato
  Executive Vice President & Chief Financial Officer
  Allstream Inc.
  (416) 345-2000

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

  DATED at Toronto, Ontario this 23rd day of March, 2004.

ALLSTREAM INC.
(Signed) "David A. Lazzarato" Name: David A. Lazzarato Title: Executive Vice President & Chief Financial Officer

2

SCHEDULE A

MTS TO ACQUIRE ALLSTREAM, CREATING POWERFUL NATIONAL PROVIDER

Complementary fit creates formidable national provider with strong growth platform. Immediately accretive; expected annual synergies of $120 million increase value creation for shareholders

Shareholders to benefit from an intended substantial issuer bid of approximately $800 million

Annual dividend expected to increase by 120% to $2.20 per share

WINNIPEG and TORONTO, March 18 — Manitoba Telecom Services Inc. (MTS), (TSX: MBT) has agreed to acquire all of the Class A and Class B shares of Allstream, (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB) in a transaction valued at $1.7 billion.

This combines the strengths of North America's most profitable communications provider with Canada's largest and most profitable alternative communication solutions provider. The proposed transaction has been structured to benefit both companies' shareholders, allowing each to participate in the future opportunity of the expanded company. Under the terms of the arrangement agreement MTS will acquire all of the outstanding shares of Allstream at an offering price per Allstream share of $23.00 in cash plus 1.0909 MTS shares. The offer equates to a price of $81.12 per Allstream share, based on the closing price per MTS share on March 17, 2004. The offer represents a premium of approximately 19% for Allstream shareholders over the average closing price of Allstream shares on the TSX and NASDAQ on March 17, 2004.

To improve liquidity and reduce ownership dilution, MTS intends to undertake a substantial issuer bid of approximately $800 million of its shares following the closing of the transaction. In addition, it is expected that the expanded company will produce strong and growing free cash flows. MTS intends to more than double its annual dividend to $2.20 per share (payable quarterly) representing an approximate 4.1% yield based on MTS's closing price on March 17, 2004.

The transaction is expected to be immediately accretive to MTS's earnings per share and cash flow per share. While there is a complementary fit to the companies' operations, the transaction is expected to generate annual synergies of $120 million by 2005 through a combination of approximately $40 million of operating synergies and $80 million of tax savings as a result of Allstream's $3 billion in unused tax losses.

"Since going public in 1997, we have created and delivered significant and enduring value for our shareholders," said Bill Fraser, President & CEO of MTS. "We have succeeded by focusing on our core competencies and prudently allocating our capital resources to deliver services to our customers. We're delighted to now be extending our capabilities and expertise to the national stage with Allstream, and we look forward to the opportunity for profitable growth and value creation this next step in our evolution represents."

John McLennan, Vice Chairman and Chief Executive Officer of Allstream, said, "This is a complementary fit that makes strategic, financial and business sense. It provides our shareholders with value now and with continuing upside potential going forward. It creates a financially strong company with blue chip clients in Canada and the United States, and with service offerings in all segments of the industry. It provides the platform to participate in a bigger way in the telecommunications business. And it strengthens competition in Canada by creating a strong player in our industry and a more attractive national alternative for customers." On a pro forma basis, the company will have annual revenues of more than $2 billion, in excess of 7,000 employees, a leading-edge fibre based national network infrastructure and more than $2.9 billion in assets. Underpinning the company will be a strong balance sheet and very profitable operations. "We are combining the strengths of the most profitable communications provider in North America with Canada's largest alternative business communications solutions provider whose operations are already profitable," said Mr. Fraser.

Allstream offers a broad portfolio of business solutions including data and voice connectivity, infrastructure management and information technology services. Allstream currently commands an 11% share of the Canadian business telecommunications market with an impressive blue chip customer base, and ranks second in terms of market share in every market in which it operates. By capitalizing on both companies' inherent strengths, the expanded company is well placed to better serve customers.

MTS gains access to Allstream's leading edge fibre based network and ability to offer Gigabit Ethernet, IP — MPLS and other IP based solutions to its enterprise customers with out-of-province requirements. In addition MTS will be faster to market with solutions for its corporate customers and have greater flexibility for addressing their needs than in the past. MTS has made significant broadband investments in its provincial network over the past number of years resulting in an advanced network that is highly compatible with the Allstream platform. As such the transition to Allstream's platform is expected to occur seamlessly. For Allstream, the acquisition means it is now operating from a position of significant financial strength resulting in a stronger position in the marketplace and enhanced credibility.

Bill Fraser will be President and CEO of the expanded company. Cheryl Barker, current President & COO, MTS Communications, will head up the Manitoba operations and John MacDonald, current President & COO of Allstream, will be responsible for national enterprise business. Wayne Demkey, currently MTS Executive Vice-President Finance & CFO will assume this responsibility for the expanded company. It is expected that Allstream's current management team will remain intact. Mr. McLennan, Vice Chairman and CEO of Allstream, will join the MTS Board of Directors, and will become Vice Chairman. In addition, the MTS Board of Directors has invited two of Allstream's current directors to become directors of MTS later in 2004.

Both companies have well developed brands. MTS has operated in Manitoba for almost 100 years and the brand is well recognized and respected. Allstream, too, has established a well recognized brand and both brands will be utilized going forward. Headquarters for the expanded company will be located in Winnipeg. Operations for Allstream will continue to be based out of Toronto, addressing the needs of the national enterprise market.

2

"The Allstream team has done a tremendous job focusing the company on its target markets and establishing Allstream's growing profitability and free cash flow generation," Mr. Fraser continued. "We intend to build on these successes under the umbrella of MTS's corporate strategies and business approach — leveraging its state of the art network to build on Allstream's blue chip customer base and capabilities to offer next generation IP services to customers. And, given the complementary nature of our two businesses, we will hit the ground running." The Board of Directors of both companies have approved the proposed transaction. The Board of Directors of Allstream is recommending the transaction for approval by its shareholders at a meeting to be held in May 2004. It is anticipated that a circular will be mailed to Allstream shareholders in early April 2004, with closing expected to occur in June 2004. MTS was advised by CIBC World Markets. Scotia Capital Inc. acted as financial advisor to Allstream Inc.

In addition to approval from Allstream's shareholders, the transaction is subject to regulatory and court approvals, required consents and other customary closing conditions. If under specified conditions the transaction is not completed, Allstream has agreed to pay a break fee of $50 million.

Under the terms of the arrangement agreement, Allstream shareholders who are Canadian residents will receive 1.0909 MTS common shares and $23.00 in cash for each Class A or Class B Allstream share. In order to comply with Canadian ownership limitations, Allstream shareholders who are non-Canadian residents will receive 1.0909 MTS Class B non-voting exchangeable preference shares and $23.00 for each Class A or Class B Allstream share. The MTS Class B preference shares will participate equally with common shares in all dividends and the Class B shares are exchangeable into common shares on a 1 for 1 basis subject to foreign ownership restrictions.

MTS will continue to be listed on the TSX and will evaluate the appropriateness of obtaining a NASDAQ listing. It is intended that the MTS Class B preference shares will be listed on the TSX, subject to required approvals.

FINANCIAL OUTLOOK

--------------------

It is expected that on a proforma basis the expanded company will achieve 2004 revenues of approximately $2.0 to $2.1 billion, EBITDA of more than $700 million and free cash flow before dividends and buybacks of $280 to $310 million. 2004 proforma earnings per share is forecast to exceed $3.00 and cash earnings per share(1) is expected to range between $4.50 and $4.65. These forecasts exclude potential post closing 2004 synergies. Capital spending in 2004 is forecast at $330 million.

(1)
Earnings per share plus deferred taxes

3

MTS POSITION ON INCOME TRUST CONVERSION

The Board of Directors has concluded that an acquisition of Allstream is in the best interest of the Company and can best maximize long term value creation for shareholders. The Allstream transaction has a number of attributes of an income trust as a result of the availability of approximately $3.0 billion of non-capital losses.

In evaluating a possible conversion to an income trust, management and the Board of Directors carried out an extensive review and analysis of the implications on the Company's ability to operate successfully as an income trust. An analysis of MTS's current and future cash flows and requirements to sustain the Company was carried out. In addition to ongoing operations expenses included in EBITDA, MTS also incurs additional significant cash costs. These include capital expenditures, interest expense, deferred charges and net funding of the MTS pension plan. The Board believes long-term shareholder value can best be achieved by continuing to follow MTS's proven strategies for delivering value to shareholders. Today's announced offer by MTS to acquire Allstream creates the opportunity for immediate value enhancement for shareholders and significant future growth potential.

NOTICE OF INVESTOR CONFERENCE CALL

A conference call with the investment community is scheduled for 8:30 a.m. eastern time.

The dial-in numbers are:

— Toronto — 416-405-8532
— North American Toll Free — 1-877-295-2825 and
— International — 800-3420-4230.

A live audio webcast of the investor conference call can be accessed by visiting the Investors section of the MTS website (www.MTS.ca) or the Allstream website (www.Allstream.com). A replay of the conference call will be available until midnight April 15, 2004, and can be accessed by dialing 416-695-5800 or 800-408-3053 pass code 3022432 followed by the number sign. The audio webcast will be archived on the websites.

International participants will need to dial the International Access Code normally used to reach North America prior to dialing the Global Toll Free number. We recommend that participants contact the long distance operator of the country they are in to obtain this code, since some countries have multiple International depending on the region they are in. It is important not to add a "1" in front of the Global Toll Free number unless it is part of the International Access Code provided.

NOTICE OF NEWS CONFERENCE

Members of the media are invited to attend a news conference scheduled for 11:00 a.m. eastern time today at the Hilton Toronto, 145 Richmond Street West, Toronto III Ballroom on the Convention Level. Participants can also join the conference by dialing:

— Toronto — 416-405-9328
— North American Toll Free — 1-800-387-6216, and
— International — 800-7664-7664.

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A live audio webcast of the press conference can be accessed by visiting the Investors section of the MTS website (www.MTS.ca) or the Allstream website (www.Allstream.com). A replay of the press conference call will be available until midnight April 15, 2004 and can be accessed by dialing 416-695-5800 or 800-408-3053 pass code 3022441. The audio webcast will be archived on the websites.

International participants will need to dial the International Access Code normally used to reach North America prior to dialing the Global Toll Free number. We recommend that participants contact the long distance operator of the country they are in to obtain this code, since some countries have multiple International depending on the region they are in. It is important not to add a "1" in front of the Global Toll Free number unless it is part of the International Access Code provided.

About MTS

MTS is Manitoba's preeminent, full-service telecommunications company. Seamlessly blending innovative solutions and world-class technology, MTS connects its customers to the world. Qunara Inc., MTS's eCommerce, eBusiness and Internet Data Centre subsidiary, provides business solutions across North America. MTS's common shares are listed on The Toronto Stock Exchange (trading symbol: MBT). Its web site is located at www.MTS.ca.

This news release contains forward-looking statements and there are risks that actual results may differ materially from those contemplated by these forward-looking statements. Additional information on these risks can be found in the Company's filings with the Canadian securities commissions. MTS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The MTS Board of Directors has reviewed this news release.

About Allstream

Allstream is a leading communications solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business Market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communications solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.Allstream.com for more information.

5

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

To view the MTS/Allstream fact sheet, please visit:

http://files.newswire.ca/337/ProjectFactSheet.pdf

For further information: please contact:

MTS:

Investors:	Brad Woods, Director Investor Relations, (204) 941-8283, investor.relations@MTS.ca
Media:	Melanie Lee-Lockhart, Manager Corporate Communications, (204) 941-1043, corporate.communications@MTS.ca;

Allstream:

Investors:	Brock Robertson, Senior Vice President Investor Relations & Treasury, (416) 345-3125, brock.robertson@allstream.com
Dan Coombes, Director Investor Relations, (416) 345-2326, dan.coombes@allstream.com
Media:	May Chong, Director Corporate Communications, (416) 345-2342, may.chong@allstream.com
MTS Website:	http://www.MTS.ca
Allstream Website:	http://www.Allstream.com/

6

SCHEDULE B

ARRANGEMENT AGREEMENT

BETWEEN

MANITOBA TELECOM SERVICES INC.

– and –

ALLSTREAM INC.

Dated as of March 18, 2004

TABLE OF CONTENTS

ARTICLE 1
	INTERPRETATION		1
	1.1	Definitions	1
	1.2	Headings and References	14
	1.3	Date for Any Action	14
	1.4	Entire Agreement	14
	1.5	Currency	14
	1.6	Time	14
	1.7	Construction	15
	1.8	Schedules	15
	1.9	Knowledge	15
	1.10	Accounting Principles	15
ARTICLE 2
	THE ARRANGEMENT		15
	2.1	Implementation Steps by Allstream	15
	2.2	Interim Order	16
	2.3	Articles of Arrangement	17
	2.4	Allstream Information Circular and Related Materials	18
	2.5	Securities and Corporate Compliance	18
	2.6	Preparation of Filings	18
	2.7	Approval	19
	2.8	Dissenting Shares	19
	2.9	MTS Approval	20
	2.10	Allstream Approval	20
ARTICLE 3
	REPRESENTATIONS AND WARRANTIES		21
	3.1	Representations and Warranties of Allstream	21
	3.2	Representations and Warranties of MTS	21
ARTICLE 4
	NON-WAIVER; SURVIVAL		21
	4.1	Non-Waiver	21
	4.2	Nature and Survival	21

ARTICLE 5
	COVENANTS		21
	5.1	Consultation	21
	5.2	Allstream Options and Operational Covenants	22
	5.3	Mutual Covenants	24
	5.4	Allstream Covenant Regarding Non-Solicitation	26
	5.5	Notice by Allstream of Superior Proposal Determination	27
	5.6	Access to Information and Confidentiality	28
	5.7	Listing of MTS Class B Preference Shares and MTS Common Shares	29
	5.8	Section 85 Elections	29
	5.9	Officers' and Directors' Indemnification	29
ARTICLE 6
	REMEDIES		30
	6.1	Availability of Equitable Remedies	30
ARTICLE 7
	CONDITIONS		30
	7.1	Mutual Conditions	30
	7.2	Additional Conditions Precedent to the Obligations of MTS	32
	7.3	Additional Conditions Precedent to the Obligations of Allstream	33
	7.4	Notice and Cure Provisions	34
	7.5	Satisfaction of Conditions	34
ARTICLE 8
	AMENDMENT		34
	8.1	Amendment	34
	8.2	Mutual Understanding Regarding Amendments	35
	8.3	Cooperation	35
ARTICLE 9
	TERMINATION AND COMPENSATION		35
	9.1	Termination	35
	9.2	Effect of Termination	36
	9.3	Expenses and Termination Fees	36
ARTICLE 10
	GENERAL		37
	10.1	Notices	37
	10.2	Time of Essence	39
	10.3	Further Assurances	39
	10.4	Additional Matters	39
	10.5	Governing Law	40
	10.6	Execution in Counterparts	40
	10.7	Enurement and Assignment	40

ARRANGEMENT AGREEMENT

        THIS ARRANGEMENT AGREEMENT is made as of the 18th day of March, 2004.

B E T W E E N :

      MANITOBA TELECOM SERVICES INC., a company continued under the laws of the Province of Manitoba

      ("MTS")

      — and —

      ALLSTREAM INC., a company incorporated under the laws of Canada

      ("Allstream")

        THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1    Definitions

        Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set out below:

  "Affiliate" has the meaning ascribed to it in the CBCA;

  "Allstream" means Allstream Inc., a company existing under the laws of Canada, whose predecessor company was AT&T Canada Inc., together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

  "Allstream Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Allstream Meeting;

  "Allstream Balance Sheet" means the balance sheet of Allstream as at December 31, 2003, forming part of the Allstream Financial Statements;

  "Allstream Collective Agreements" means all collective agreements by which Allstream and its Subsidiaries are bound, and all related documents including all benefit agreements, letters of understanding, letters of intent and other written communications or oral agreements with bargaining agents for the Allstream Employees which impose any obligations upon Allstream and its Subsidiaries or which set out the understanding of the parties with respect to the meaning of any provisions of such collective agreements;

  "Allstream Disclosure Documents" means, collectively, all of the documents required to be filed by Allstream with the OSC in connection with its status as a "reporting issuer", as such term is defined in the Securities Act;

  "Allstream Disclosure Letter" means the disclosure letter of Allstream delivered prior to the execution of this Agreement;

  "Allstream Employees" means (i) all persons employed or retained by Allstream or its Subsidiaries, including, for greater certainty, those employees on long term disability leave or any other leaves of absence; and (ii) all dependent contractors who have been engaged by Allstream or its Subsidiaries;

  "Allstream Financial Statements" means the audited financial statements of Allstream for the fiscal period ended December 31, 2003 consisting of the Allstream Balance Sheet and a balance sheet as at April 1, 2003, and the statements of operations and deficit and changes in financial position for the fiscal period ended December 31, 2003, and all notes thereto, delivered prior to the execution of this Agreement;

  "Allstream Management Incentive Plan" means Allstream's Management Incentive Plan dated April 1, 2003, which permits grants of restricted share units, stock appreciation rights, stock options and other share-based awards to management and employees of Allstream;

  "Allstream Meeting" means the annual and special meeting of Allstream Shareholders to be held to consider the Allstream Arrangement Resolution and the Rights Plan Resolution;

  "Allstream Pension/Benefit Plans" means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, to which either Allstream or any Subsidiary of Allstream is a party, or by which it is bound, or under which either Allstream or any Subsidiary of Allstream has any liability or contingent liability or obligation, relating to: (a) retirement savings or pensions, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan, or supplemental pension or retirement plan; (b) any bonus, profit sharing, deferred compensation, incentive compensation, change of control, stock option, stock purchase, phantom stock, stock appreciation, hospitalization, health, dental, disability, severance or termination pay or any other employee benefit plan; or (c) any Allstream Employees or former employees of Allstream or its Subsidiaries, or other individuals providing services to it of a kind normally provided by employees (and each of their eligible spouses, dependents and beneficiaries);

  "Allstream Rights Plan" means the Shareholder Rights Plan Agreement dated as of April 1, 2003 between Allstream and CIBC Mellon Trust Company, as it may be amended from time to time;

  "Allstream Shareholder Approval" means the approval of Allstream Shareholders of the Allstream Arrangement Resolution and the Rights Plan Resolution at the Allstream Meeting in accordance with the Interim Order and in the manner required by the Allstream Rights Plan, respectively;

  "Allstream Shareholders" means the holders of Class A Shares and Class B Shares;

  "Allstream Shares" mean the Class A Shares and Class B Shares;

  "Allstream Telecommunication Licences" means all licences, permits, certificates, waivers, consents, franchises, approvals and authorizations issued under the Canadian Telecommunication Statutes required by Allstream or its Subsidiaries in order to provide any of the telecommunication services which Allstream or its Subsidiaries currently provide;

  "Arrangement" means the proposed arrangement under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement;

  "Arrangement Agreement" or "Agreement" means this arrangement agreement and any amendment or variation hereto made in accordance with Article 8, including all Schedules hereto, any instrument or agreement supplementary or ancillary hereto, and the Plan of Arrangement;

  "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective;

  "Books and Records" means all books and records of a Party, including financial, corporate, operation and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections, title documents, fiber maps, territory maps and network maps and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including, all data and information stored on computer-related media;

  "Business Day" means a day, that is not a Saturday, Sunday or civic or statutory holiday, in Ontario or Manitoba;

  "CBCA" means the Canada Business Corporations Act;

  "CCAA Plan" means the consolidated plan of arrangement and reorganization of, among others, Allstream, dated January 20, 2003;

  "CRTC" means The Canadian Radio-television and Telecommunications Commission, an agency of the Government of Canada, or any successor agency having similar jurisdiction;

  "Canadian Telecommunications Statutes" means:

  (a)
  the Telecommunications Act (Canada),

  (b)
  the Canadian Radio-television and Telecommunications Act (Canada),

  (c)
  the Radio Communication Act (Canada), and

  (d)
  all other statutes of Canada specifically relating to the regulation of the Canadian telecommunications industry,

  (including for this purpose and to the extent not set forth above, the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes and applicable statutes or regulations, if any, of the Provinces of Canada specifically relating to the regulation of the Canadian telecommunications industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder);

  "Certificate of Arrangement" means a certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

  "Circular" means the notice of the Allstream Meeting and accompanying management proxy circular, including all schedules thereto, to be sent to holders of Allstream Shares in connection with the Allstream Meeting;

  "Claims" means any claim, demand, action, cause of action, damage, loss, costs, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

  "Class A Shares" means the Class A Voting Shares in the capital of Allstream;

  "Class B Shares" means the Class B Limited Voting Shares in the capital of Allstream;

  "Competition Act" means the Competition Act (Canada);

  "Competition Act Approval" has the meaning ascribed to it in section 7.1.8 hereof;

  "Contracts" means all contracts, licences, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which Allstream or any Subsidiary of Allstream is a party or pursuant to which Allstream or any Subsidiary of Allstream is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

  "Court" means the Superior Court of Justice (Commercial List);

  "Director" means the Director appointed pursuant to section 260 of the CBCA;

  "Dissenting Shares" shall have the meaning ascribed to it in section 2.8;

  "Dissenting Shareholder" means a holder of Dissenting Shares;

  "EDGAR" means the Electronic Data Gathering Analysis and Retrieval system of the SEC;

  "Effective Date" means the date shown in the Certificate of Arrangement issued by the Director giving effect to the Arrangement;

  "Effective Time" means the first moment in time on the Effective Date;

  "Encumbrance" means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

  "Enterprise Material Adverse Effect" means any matter, condition, event, development or action, change, effect, event or occurrence, that has, or would reasonably be expected to have, a material and adverse effect upon the business operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations (financial or otherwise), licenses, permits, rights or privileges of MTS and all of its Subsidiaries considered as a whole after giving effect to the Transaction, other than any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of MTS or Allstream; or (c) the telecommunications industry generally;

  "Environment" means the environment or natural environment as defined in any Environmental Law and includes, without limitation, air, surface, water, ground water, land surface, soil, subsurface strata, a sewer system and the environment in the workplace;

  "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of Allstream or its Subsidiaries or its businesses, including the control or ownership of leased property or Real Property;

  "Environmental Laws" means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the environment and employee and public health and safety;

  "Exchange Ratio" means 1.0909;

  "FCC" means the United States' Federal Communications Commission;

  "FCC Approval" means the approval or the consent of the FCC to those aspects of the Transaction for which such approval is required, if any;

  "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  "Governmental Authorizations" means all authorizations, approvals, including Environmental Approvals, licences, permits, certificates, waivers, consents or franchises issued by any Governmental Entity or under applicable Laws, other than Telecommunication Contracts, Allstream Telecommunication Licences or MTS Telecommunications Licences, as the case may be, and authorizations embodied in Real Property Agreements;

  "Governmental Entity" means any:

  (a)
  multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, official, minister, bureau or agency, domestic or foreign;

  (b)
  subdivision, agent, commission, board or authority of any of the foregoing; or

  (c)
  quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "Hazardous Substance" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law and includes any constituents or breakdown product related to such material, substance or goods;

  "Inconsistent Transaction" means any merger, arrangement, amalgamation, take-over bid, recapitalization, liquidation, winding-up, sale of 20% or more of the assets on a consolidated basis (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), sale of 20% or more of the Shares or rights or interests therein or thereto, or similar business combination or transactions, of or involving Allstream or any material Subsidiary of Allstream, or a proposal to do so, other than with MTS;

  "Intellectual Property" means all patents, copyrights, registered and unregistered trade- marks, service marks, domain names, trade-names, logos, commercial symbols, industrial designs (including applications for all of the foregoing and renewals, divisions, extensions and reissues, where applicable, relating thereto), inventions, licences (other than Software Licences), trade secrets, patterns, drawings, computer software, formulae, technical information, research data, concepts, methods, procedures, designs, know-how, and all other intellectual property, whether registered or not, owned by, licensed to or used by Allstream or any Subsidiary of Allstream;

  "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Allstream Meeting, as the same may be amended;

  "Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body (including the TSX, Nasdaq and other exchanges) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

  "Letter of Transmittal" means the letter of transmittal to be sent by MTS to holders of Allstream Shares for use in connection with the Arrangement;

  "Material Adverse Change" means, in relation to a Person, any change in the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its Subsidiaries which would reasonably be expected to materially and adversely affect the Person and its Subsidiaries, taken as a whole, other than any change resulting from or relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person; or (c) the telecommunications industry generally;

  "Material Adverse Effect" when used in relation to a Person means any matter, condition, event, development or action that has, or would reasonably be expected to have, a material and adverse effect upon the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its Subsidiaries, considered as a whole, other than any matter, condition, event, development or action resulting from or relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person; or (c) the telecommunications industry generally;

  "Material Allstream Subsidiaries" means Allstream Corp., Allstream Limited, Allstream Fiber U.S., Inc. and Allstream Fiber Washington, Inc;

  "material change" has the meaning ascribed thereto in the Securities Act;

  "Material Contract" means:

  (a)
  any Contract involving aggregate payments to or by Allstream or any of its Subsidiaries in excess of $5 million;

  (b)
  any Contract with annual payments to or by Allstream or any of its Subsidiaries in excess of $2 million, with a term or commitment to or by Allstream or any of its Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 30 days notice or which is outside the ordinary course of business; and

  (c)
  any other Contract which is material to Allstream or any of its Subsidiaries including all Telecommunication Contracts,

  but excludes Real Property Agreements;

  "MCA" means The Corporations Act (Manitoba);

  "MTS" means Manitoba Telecom Services Inc., a company continued under the MCA;

  "MTS Balance Sheet" means the balance sheet of MTS as at December 31, 2003, forming part of the MTS Financial Statements;

  "MTS Class B Preference Shares" means the preference shares in the capital of MTS, that are to be designated as Class B Preference Shares and having the rights and conditions set out in Schedule 4;

  "MTS Collective Agreements" means all collective agreements by which MTS is bound, and all related documents including all benefit agreements, letters of understanding, letters of intent and other written communications or oral agreements with bargaining agents for the MTS Employees which impose any obligations upon MTS or which set out the understanding of the parties with respect to the meaning of any provisions of such collective agreements;

  "MTS Common Shares" means the common shares in the capital of MTS;

  "MTS Disclosure Documents" means, collectively, all of the documents required to be filed by MTS with the OSC in connection with its status as a "reporting issuer", as such term is defined in the Securities Act;

  "MTS Employees" means (i) all persons employed or retained by MTS, including, for greater certainty, those employees on long term disability leave or any other leaves of absence; and (ii) all dependent contractors who have been engaged by MTS;

  "MTS Financial Statements" means the audited financial statements of MTS for the fiscal period ended December 31, 2003 consisting of the MTS Balance Sheet and a balance sheet as at December 31, 2002, and the statements of operations and deficit and changes in financial position for the fiscal periods ended December 31, 2003 and December 31, 2002, and all notes thereto, delivered prior to the execution of this Agreement;

  "MTS Pension/Benefit Plans" means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, to which MTS is a party, or by which it is bound, or under which MTS has any liability or contingent liability or obligation, relating to: (a) retirement savings or pensions, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan, or supplemental pension or retirement plan; (b) any bonus, profit sharing, deferred compensation, incentive compensation, change of control, stock option, stock purchase, phantom stock, stock appreciation, hospitalization, health, dental, disability, severance or termination pay or any other employee benefit plan; or (c) any MTS Employees or former employees of MTS, or other individuals providing services to it of a kind normally provided by employees (and each of their eligible spouses, dependents and beneficiaries);

  "MTS Shares" means the MTS Common Shares and/or the MTS Class B Preference Shares, as applicable;

  "MTS Telecommunications Licences" means all licences, permits, certificates, waivers, consents, franchises, approvals and authorizations issued under the Canadian Telecommunication Statutes required by MTS in order to provide any of the telecommunication services which MTS currently provide;

  "Nasdaq" means the National Association of Securities Dealers Automated Quotation System;

  "non-arm's length" has the meaning ascribed to it in the Tax Act;

  "Non-Disclosure Agreement" means the mutual non-disclosure agreement executed by MTS on February 24, 2004 and by Allstream on February 25, 2004;

  "Non-Qualifying Allstream Shareholder" means an Allstream Shareholder that has not duly completed a Letter of Transmittal or that has duly completed a Letter of Transmittal and has not declared that such Allstream Shareholder is a Resident of Canada;

  "Non-Resident of Canada" means:

  (a)
  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

  (b)
  a body corporate incorporated, formed or otherwise organized elsewhere than in Canada,

  (c)
  a foreign government or its agent;

  (d)
  a body corporate that is controlled directly or indirectly by a Non-Resident of Canada described in clause (a), (b) or (c),

  (e)
  a trust in which Non-Residents of Canada described in any of clauses (a) to (d) have more than fifty percent of the beneficial interest,

  (f)
  a body corporate or which the majority of

  (i)
  the directors, or

    (ii)
    persons acting in a capacity similar to that of a corporate director,

    are Non-Residents of Canada described in clause (a), or

  (g)
  a body corporate that is controlled directly or indirectly by a trust described in clause (e);

  "OSC" means the Ontario Securities Commission;

  "Parties" means each of the parties to this Agreement and "Party" means any one of them;

  "Permitted Encumbrances" means:

  (a)
  the reservations, limitations, provisos and conditions expressed in the original grant from the Crown (provided the same have been complied with) and any statutory exceptions to title;

  (b)
  liens or charges for which a claim has been registered or notice has been given, but which relate to obligations neither due nor delinquent and which the applicable Party is contesting in good faith, provided that the applicable Party has provided security therefor which is adequate;

  (c)
  easements, servitudes, party wall agreements, rights of way and other similar rights and agreements (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not and will not, in the aggregate have a Material Adverse Effect on the value of the applicable Real Property or materially impair the use of the applicable Real Property for the purpose for which it is used; defects or irregularities in title which are of a minor nature and do not and will not, in the aggregate have a Material Adverse Effect on the value of the applicable Real Property or impair the use of the applicable Real Property for the purpose for which it is used;

  (d)
  liens for taxes not yet due or liens for taxes which are due but the validity of which are being contested in good faith by the applicable Party, provided that the applicable Party has provided security which is necessary to avoid any lien, charge or encumbrance arising with respect thereto; and

  (e)
  zoning and building by-laws and ordinances, municipal by-laws and regulations, development agreements and restrictive covenants which do not and will not have a Material Adverse Effect or impair the use of the applicable Real Property for the purpose for which it is used by the applicable Party, provided that all of the foregoing are being complied with in all material respects;

  "Person" means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative;

  "Plan of Arrangement" means the plan of arrangement as set forth in Schedule 1 to this Agreement;

  "Qualifying Allstream Shareholder" means a holder of Allstream Shares that has duly completed a Letter of Transmittal and declared that such Allstream Shareholder is a Resident of Canada;

  "Real Property" means all lands owned, or purported to be owned, by the applicable Party and its Subsidiaries and all plants, buildings, structures, erections, improvements, appurtenances and fixtures (other than tenant's fixtures) situate on or forming part of such lands;

  "Real Property Agreements" means all contracts, agreements, leases, subleases, licences, deeds, indentures, options, rights of first refusal and instruments, pursuant to which the applicable Party or its Subsidiaries have, or may acquire, directly or indirectly:

  (a)
  the benefit of any leasehold interest, easement, right of way or other interest in real property other than Real Property, and/or

  (b)
  access to or the right to use or otherwise occupy real property other than Real Property, or personal property located thereon, but pursuant to which the applicable Party has not acquired, or will not acquire, any leasehold or other interest in real property, and/or

  (c)
  indefeasible rights of use, and/or

  (d)
  Underlying Rights;

  "Release" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

  "Remedial Order" means any administrative complaint, direction, order or sanction issued, filed or imposed by any Governmental Entity pursuant to any Environmental Laws and includes, without limitation, any order requiring any remediation, clean-up, investigation, monitoring or other action relating to any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated;

  "Resident of Canada" means a Person that is not a Non-Resident of Canada;

  "Rights Plan Resolution" means the resolution to be considered at the Allstream Meeting to rescind the Allstream Rights Plan and all of the provisions thereof;

  "SEC" means the United States' Securities and Exchange Commission;

  "Securities Act" means the Securities Act (Ontario);

  "Securities Regulators" means the SEC, the OSC, and the securities regulatory authorities in each of the other Provinces of Canada;

  "SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

  "Software" means computer software, data or related documentation in any form including object code or source code format and in any media including firmware;

  "Software Licences" means any agreements pursuant to which either Allstream or any Subsidiary of Allstream enjoys the right to use, access, copy or exercise any other rights in respect of Software whether such agreement is physically signed or is in "shrinkwrap" or "click-wrap" form or any other form including electronic form;

  "Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

  "Superior Proposal" means an offer or a proposal for an Inconsistent Transaction, that is made prior to receipt of Allstream Shareholder Approval, to Allstream, in writing (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, purchase of assets or similar transaction), 50% or more of the Allstream Shares or assets of Allstream or any of its Subsidiaries representing more than 50% of the book value of Allstream's total assets on a consolidated basis (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (iii) that the board of directors of Allstream determines in good faith (after consultation with financial advisors and outside counsel) would, if consummated in accordance with its terms, result in a transaction (x) more favourable, from a financial point of view, to Allstream's shareholders than the Transaction, having regard to all circumstances, and (y) having a value per Allstream Share greater than the per Allstream Share value attributable thereto under the transactions contemplated by this Agreement, and (iv) that the board of directors of Allstream has determined to recommend to Shareholders;

  "TSX" means the Toronto Stock Exchange;

  "TSX Approval" means the approval or consent of the TSX to those aspects of the Transaction for which such approval is required including the listing for trading on the TSX of the MTS Common Shares issuable in connection with the Transaction and in connection with any conversion of the MTS Class B Preference Shares, and the MTS Class B Preference Shares;

  "Tax Act" means the Income Tax Act (Canada);

  "Taxes" means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

  "Tax Returns" includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;

  "Telecommunication Contracts" means all material Contracts to which the applicable Party or a Subsidiary of the applicable Party is a party, through or in reliance upon which the applicable Party or a Subsidiary of the applicable Party offers any of the telecommunication services which the applicable Party or a Subsidiary of the applicable Party presently provides including wholesale agreements, co-location agreements, interconnection agreements and all other agreements of a similar nature, other than the Real Property Agreements;

  "Termination Date" means December 31, 2004;

  "Transaction" means collectively, the transactions contemplated herein and in the Plan of Arrangement;

  "Transaction Documents" means collectively, this Agreement and the Plan of Arrangement; and

  "Underlying Rights" means all easements, rights of way, licences and other agreements relating to the grant of rights and interests and/or access to real property other than Real Property or to access to support structures used the applicable Party or its Subsidiaries in providing any of the telecommunication services which the applicable Party or its Subsidiaries presently provide, including all of the following:

  (a)
  manhole access agreements,

  (b)
  building access agreements,

  (c)
  support structure agreements,

  (d)
  shared structure agreements,

  (e)
  shared facility agreements,

  (f)
  pole access agreements,

  (g)
  point-of-presence agreements,

  (h)
  rights of way agreements,

  (i)
  rights of entry agreements,

  (j)
  rights of use agreements,

  (k)
  municipal access agreements,

  (l)
  master transmission service agreements, and

  (m)
  co-location agreements.

1.2    Headings and References

        The division of this Agreement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. Unless otherwise specified, references to Articles, sections and Schedules are to Articles and sections of, and Schedules to, this Agreement.

1.3    Date for Any Action

        If any date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.4    Entire Agreement

        The Transaction Documents and the Non-Disclosure Agreement constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior arrangements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.5    Currency

        All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

1.6    Time

        Unless otherwise indicated, all times expressed herein are local time, Toronto, Ontario.

1.7    Construction

        In this Agreement:

  1.7.1    words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

  1.7.2    the word "including" shall mean "including without limitation"; and

  1.7.3    any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided.

1.8    Schedules

        The following Schedules are attached hereto and form part of this Agreement:

Schedule		Description
Schedule 1	—	Form of Plan of Arrangement
Schedule 2	—	Representations and Warranties of Allstream
Schedule 3	—	Representations and Warranties of MTS
Schedule 4	—	Terms and Conditions of MTS Class B Preference Shares

1.9    Knowledge

        Any reference to the knowledge of Allstream shall mean to the best of the knowledge, information and belief of John McLennan, John MacDonald, David Lazzarato and Scott Ewart. Any reference to the knowledge of MTS shall mean to the best of the knowledge, information and belief of William Fraser, Cheryl Baker, Wayne Demkey and Peter Falk.

1.10    Accounting Principles

        All references to generally accepted accounting principles, unless otherwise stated, are to the principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

ARTICLE 2

THE ARRANGEMENT

2.1    Implementation Steps by Allstream

        Allstream covenants in favour of MTS that Allstream shall:

  2.1.1    as soon as reasonably practicable, apply to the Court in a manner acceptable to MTS, acting reasonably, under section 192 of the CBCA for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

  2.1.2    convene and hold the Allstream Meeting for the purpose of considering the Allstream Arrangement Resolution and the Rights Plan Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by MTS acting reasonably);

  2.1.3    subject to obtaining such shareholder approval as is required by the Interim Order and approval of the Rights Plan Resolution, as soon as reasonably practicable after the Allstream Meeting, apply to the Court under section 192 of the CBCA for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue the obtaining of the Final Order;

  2.1.4    subject to obtaining the Final Order, as soon as reasonably practicable thereafter, and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement;

  2.1.5    instruct counsel acting for it to bring the applications referred to in sections 2.1.1 and 2.1.3 in cooperation with counsel to MTS;

  2.1.6    permit MTS and its counsel to review and comment upon drafts of all material to be filed by Allstream with the Court in connection with the Transaction and provide counsel to MTS on a timely basis with copies of any notice of appearance and evidence served on Allstream or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Allstream indicating any intention to oppose the granting of the Final Order or to appeal the Final Order; and

  2.1.7    not (i) file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with MTS's prior written consent, such consent not to be unreasonably withheld.

2.2    Interim Order

        The notice of motion for the application referred to in section 2.1.1 shall request that the Interim Order provide:

  2.2.1    for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Allstream Meeting and for the manner in which such notice is to be provided;

  2.2.2    that the requisite shareholder approval for the Allstream Arrangement Resolution shall be two-thirds of the votes cast on the Allstream Arrangement Resolution by holders of the Class A Shares and holders of the Class B Shares, voting together, present in person or represented by proxy at the Allstream Meeting;

  2.2.3    that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Allstream, including quorum requirements and all other matters, shall apply in respect of the Allstream Meeting; and

  2.2.4    for the grant of the dissent rights referred to in section 2.8.

2.3    Articles of Arrangement

        The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide that substantially the following will occur, in the following order:

  2.3.1    The outstanding Allstream Shares held by each Qualifying Allstream Shareholder will be transferred by the holder thereof to, and acquired by, MTS without any act or formality on the part of the Allstream Shareholders, free and clear of all liens, claims and encumbrances, in exchange for (i) $23.00 cash per Allstream Share and (ii) that number of duly authorized, fully-paid and non-assessable MTS Common Shares equal to the product of the total number of such Allstream Shares held by that Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Common Shares;

  2.3.2    The outstanding Allstream Shares held by each Non-Qualifying Allstream Shareholder other than,

    2.3.2.1    Allstream Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Allstream Shares held by such Dissenting Shareholder, or

    2.3.2.2    Allstream Shares held by MTS or any Subsidiary of MTS (which shall not be exchanged under the Arrangement and shall remain outstanding as Allstream Shares held by MTS or any Subsidiary of MTS), will be transferred by the holder thereof to, and acquired by, MTS without any act or formality on the part of Allstream Shareholders, free and clear of all liens, claims and encumbrances, in exchange for (i) $23.00 cash per Allstream Share and (ii) that number of duly authorized, fully-paid and non-assessable shares of MTS Class B Preference Shares equal to the product of the total number of such Allstream Shares held by that Non-Qualifying Allstream Shareholder multiplied by the Exchange Ratio, and the name of each such holder of Allstream Shares will be removed from the register of holders of Allstream Shares and added to the register of holders of MTS Class B Preference Shares;

  2.3.3    Any Affected Creditor (as defined in the CCAA Plan) that may be entitled to receive New Shares (as defined in the CCAA Plan) under the CCAA Plan but which has not received New Shares due to a dispute involving the Affected Creditor's claim under section 4.7 of the CCAA Plan shall, upon the determination of the Affected Creditor's claim under the CCAA Plan, receive for each New Share which the Affected Creditor would have been entitled to received under the Plan: (i) $23.00 cash; and (ii) the Exchange Ratio of MTS Class B Preference Shares; and

  2.3.4    All RSUs (as such term is defined in the Allstream Management Incentive Plan) outstanding under the Allstream Management Incentive Plan will terminate and expire at the Effective Time, if unexercised prior to the Effective Time;

  all as more fully described in the Plan of Arrangement.

2.4    Allstream Information Circular and Related Materials

  2.4.1    Allstream and MTS shall use reasonable efforts to prepare the Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Arrangement, and Allstream shall use reasonable efforts to cause the Circular and other documentation required in connection with the Allstream Meeting to be sent to each holder of Allstream Shares and filed as required by the Interim Order or applicable Laws as soon as reasonably practicable. In any event Spirit will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Director within 30 days after the date of this Agreement, except to the extent any delay beyond such period is due to MTS's failure to comply on a timely basis with its obligations under section 2.6.2 in respect of the Circular; provided that the Circular and other documentation shall not be sent except with the prior written consent of MTS (such consent not to be unreasonably withheld).

  2.4.2    Allstream shall permit MTS and its counsel to review and comment on the form of the Letter of Transmittal and all the other documents sent with the Circular.

2.5    Securities and Corporate Compliance

  2.5.1    Allstream shall (with MTS and MTS's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Allstream Meeting and, without limiting the generality of the foregoing, shall, in consultation with MTS, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy (it being understood that such efforts shall not include the making of an application for a waiver of or exemption from such policy).

2.6    Preparation of Filings

  2.6.1    MTS and Allstream shall cooperate in:

    2.6.1.1    the preparation of any application for the orders and the preparation of any other documents reasonably considered by MTS or Allstream to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction; and

    2.6.1.2    the taking of all such action as may be required under applicable Laws in connection with the Transaction.

  2.6.2    Each of MTS and Allstream shall furnish to the other all such information concerning it, its Affiliates and its shareholders as may be required to effect the actions described in sections 2.4 and 2.5 and the foregoing provisions of this section 2.6, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the transactions contemplated thereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

  2.6.3    MTS and Allstream shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or an application for an order described in section 2.1 or 2.2 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, MTS and Allstream shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Allstream and/or filed with the applicable Securities Regulators.

  2.6.4    Allstream shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by MTS). Without limiting the generality of the foregoing, Allstream shall ensure that the Circular provides holders of Allstream Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Allstream Meeting.

2.7    Approval

        The requisite majority for the approval of the Arrangement by the Allstream Shareholders at the Allstream Meeting shall be as specified in the Interim Order.

2.8    Dissenting Shares

        Holders of Allstream Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement (shares held by such holders referred to as "Dissenting Shares"). Allstream shall give MTS prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by Allstream.

2.9    MTS Approval

  2.9.1    MTS represents as of the date hereof that its Board of Directors, after considering the Transaction, has determined:

    2.9.1.1    to authorize MTS and its Subsidiaries to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement; and

    2.9.1.2    to authorize MTS to execute and deliver this Agreement;

  2.9.2    MTS represents as of the date hereof that its board of directors has received a written opinion from CIBC World Markets Inc., financial advisors to MTS, that the Consideration (as defined in the opinion of CIBC World Markets Inc.) payable by MTS pursuant to the Arrangement Agreement is fair from a financial view to MTS, subject to the assumptions and limitations described in such opinion.

2.10    Allstream Approval

  2.10.1    Allstream represents as of the date hereof that its board of directors has unanimously:

    2.10.1.1    determined that the Transaction is fair to its shareholders as a whole and is in the best interests of Allstream;

    2.10.1.2    resolved to recommend that the Allstream Shareholders vote in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution;

    2.10.1.3    resolved to authorize Allstream and its Subsidiaries to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement; and

    2.10.1.4    resolved to authorize Allstream to execute and deliver this Agreement;

  2.10.2    Allstream represents as of the date hereof that its board of directors has received an opinion from Scotia Capital Inc., financial advisors to Allstream, that the consideration payable under the Arrangement (as defined in the opinion of Scotia Capital Inc.) is fair from a financial point of view to the Allstream Shareholders subject to the assumptions and limitations described in such opinion; and

  2.10.3    Allstream represents as of the date hereof that all of its directors have advised that they intend to vote all Allstream Shares held by them in favour of the Allstream Arrangement Resolution and the Rights Plan Resolution and will, accordingly, so represent in the Circular.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of Allstream

        Allstream hereby represents and warrants to MTS as set forth in Schedule 2. For purposes of the representations and warranties of Allstream, MTS is deemed to have knowledge of all information contained in the Allstream Disclosure Documents as were publicly available through SEDAR or EDGAR as at March 15, 2004.

3.2    Representations and Warranties of MTS

        MTS hereby represents and warrants to Allstream as set forth in Schedule 3. For purposes of the representations and warranties of MTS, Allstream is deemed to have knowledge of all information contained in the MTS Disclosure Documents as were publicly available through SEDAR or EDGAR as at March 15, 2004.

ARTICLE 4

NON-WAIVER; SURVIVAL

4.1    Non-Waiver

        No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by either of Allstream or MTS in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless it is in writing.

4.2    Nature and Survival

        All representations and warranties contained in this Agreement on the part of each of the Parties shall terminate on the Effective Date. Subject to section 9.3.4, no Party shall be released or relieved from any liability arising from the breach by such Party of any of its covenants, representations or warranties set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1    Consultation

        Allstream and MTS agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Transaction and in making any filing with any governmental or regulatory agency or with any stock exchange with respect thereto. Each of Allstream and MTS shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party, to review and comment on such filings prior to the filing thereof. Allstream and MTS agree to issue jointly a press release with respect to the execution of this Agreement as soon as practicable, in a form acceptable to both Parties and each of Allstream and MTS agrees to file a copy of this Agreement with such regulatory authorities, if any, as is required by applicable Laws. Each of Allstream and MTS agree not to make any public statement that is inconsistent with such press release.

5.2    Allstream Options and Operational Covenants

        Allstream covenants and agrees that, except as contemplated in this Agreement or the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, to do the following:

  5.2.1    It shall cause its board of directors to adopt all necessary resolutions, and it shall take all other actions as may be necessary, so that all of the outstanding Options (as defined in the Allstream Management Incentive Plan) which are unexercised immediately prior to the Effective Time, terminate and expire at the Effective Time;

  5.2.2    Except as previously disclosed in writing to MTS, it shall conduct its business only in, and not take any action except in, the ordinary and usual course of business, in a manner consistent with past practice;

  5.2.3    Without limiting the generality of subsection 5.2.2, except with respect to those transactions proposed to be completed and which are described in the Allstream Disclosure Letter (the completion of which, for greater certainty, shall not require MTS's consent hereunder) and with respect to those matters disclosed in writing to MTS and with respect to the completion of which MTS has consented to (which consent shall not be unreasonably withheld), it shall not, directly or indirectly, do or permit to occur any of the following:

    5.2.3.1    issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber or agree to accelerate the vesting of:

      5.2.3.1.1    any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, except pursuant to the exercise of stock options or warrants currently outstanding or under existing share issuance plans which have been disclosed to MTS, or stock options issued consistent with past practices and share issuances in respect thereof; or

      5.2.3.1.2    except in the ordinary and usual course of business, in a manner consistent with past practice, any of its assets;

    5.2.3.2    amend or propose to amend its articles or by-laws;

    5.2.3.3    redeem, purchase or offer to purchase any shares or other securities of its own issue, unless otherwise required by the terms of such securities as of the date hereof;

    5.2.3.4    reorganize, amalgamate or merge with any other Person, whatsoever;

    5.2.3.5    except in the ordinary and usual course of business, in a manner consistent with past practice:

      5.2.3.5.1    satisfy or settle any claims or liabilities, except such as have been reserved against in its financial statements, which are individually or in the aggregate material;

      5.2.3.5.2    relinquish any contractual rights, which are individually or in the aggregate material, except with the prior written consent of the other Party; or

      5.2.3.5.3    enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

    5.2.3.6    materially change its accounting methods, principles or practices except as required by generally accepted accounting practices; or

    5.2.3.7    except in the usual, ordinary and regular course of business and consistent with past practice, and except for the purpose of the renewal of or the replacement of existing credit facilities where such renewal or replacement facilities are for a principal amount approximately the same as the principal amount of the facilities renewed or replaced, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities, which are individually or in the aggregate, material;

  5.2.4    Without the prior written consent of MTS, which shall not be unreasonably withheld, it shall not:

    5.2.4.1    other than as previously disclosed to MTS or in the ordinary and usual course of business in a manner consistent with past practice, or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any Employees or directors of it or any Subsidiary;

    5.2.4.2    other than as previously disclosed to MTS or in the ordinary and usual course of business, in a manner consistent with past practice, or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of its Employees and directors, take any action with respect to the entering into or modification of any employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

    5.2.4.3    except as set forth in (i) its capital budgets approved to the date hereof or (ii) any resolutions approved by its board of directors prior to the date hereof, copies of which budgets or resolutions have been made available to MTS, incur or commit to capital expenditures individually exceeding $5 million (or, in the event of a success-based acquisition of the business of a customer, $10 million), or in the aggregate exceeding $10 million; and

  5.2.5    It shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage provided under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.3    Mutual Covenants

        Each of Allstream and MTS covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, to do the following:

  5.3.1    It shall:

    5.3.1.1    use its reasonable commercial efforts to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

    5.3.1.2    not split, combine, consolidate or reclassify any of its outstanding shares;

    5.3.1.3    obtain the other Party's consent (which may be withheld in that Party's unfettered discretion) to the declaration, setting aside or payment of any dividend or distribution payable in cash, stock, property or otherwise with respect to the Allstream Shares or MTS Shares, as the case may be, other than with respect to MTS's ordinary quarterly dividends declared and paid in the usual course;

    5.3.1.4    not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated pursuant to the Transaction Documents which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made;

    5.3.1.5    except in the ordinary and usual course of business, in a manner consistent with past practice, or except as previously disclosed in writing to the other party or as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement if the result of entering into or modifying such contract, agreement, commitment or arrangement would have a Material Adverse Effect on such Party; and

    5.3.1.6    promptly notify the other Party of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  5.3.2    It shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the Parties set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to:

    5.3.2.1    obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction;

    5.3.2.2    effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated in the Transaction Documents and participate and appear in any proceedings of any Party before Governmental Entities in connection therewith;

    5.3.2.3    oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of any Party to consummate, the transactions contemplated in the Transaction Documents;

    5.3.2.4    fulfill all conditions and satisfy all provisions of the Transaction Documents to which it is a party, including, where applicable, delivery of the certificates of their respective officers contemplated by section 7.2.2 and section 7.3.2; and

    5.3.2.5    otherwise cooperate with the other Party in connection with the performance by it of its obligations under the Transaction Document;

  5.3.3    Subject in the case of Allstream to those actions it is permitted to do in compliance with sections 5.4 and 5.5, it shall not take any action or refrain from taking any action which would reasonably be expected to significantly impede the consummation of the Transaction;

  5.3.4    It will, in all material respects, conduct itself so as to keep the other Party to this Agreement fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is in respect of customer specific or competitively sensitive information; and

  5.3.5    It will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction.

5.4    Allstream Covenant Regarding Non-Solicitation

  5.4.1    Allstream shall not, directly or indirectly, through any officer, director, employee, representative or agent of Allstream or any of its Subsidiaries, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Transaction, including, but not limited to, any action to (i) solicit, assist, initiate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding any proposed Inconsistent Transaction, (ii) participate in any discussions or negotiations regarding any proposed Inconsistent Transaction, (iii) except as set out in section 5.5.5, withdraw or modify in a manner adverse to MTS the approval of the board of directors of Allstream of the transactions contemplated hereby, (iv) except as set out in section 5.5, approve or recommend any proposed Inconsistent Transaction, or (v) cause Allstream to enter into any agreement related to any Inconsistent Transaction other than in accordance with section 5.5.1. Notwithstanding the preceding part of this section 5.4.1 and any other provision of this Agreement, nothing shall prevent the board of directors of Allstream prior to receipt of Allstream Shareholder Approval from considering and participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to section 5.4.3, regarding an unsolicited bona fide proposed Inconsistent Transaction in writing that did not otherwise result from a breach of this section 5.4 and that the board of directors of Allstream determines in good faith, after consultation with financial advisors and outside counsel, having regard to all circumstances would, if consummated in accordance with its terms, be reasonably likely to result in Superior Proposal.

  5.4.2    Allstream shall forthwith notify MTS, at first orally and then in writing, of all Inconsistent Transactions currently under consideration and will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by Allstream, any of its Subsidiaries or any of its or their representatives or agents with respect to any Inconsistent Transaction, whether or not initiated by Allstream, and, in connection therewith, Allstream will request (and exercise all rights it has to require) the return or destruction of information regarding Allstream and its Subsidiaries previously provided to any such Person or any other Person and will request (and exercise all rights it has to require) the destruction of all material intending or incorporating any information regarding Allstream and its Subsidiaries. Allstream shall immediately notify MTS, at first orally and then in writing, of all future Inconsistent Transactions, of which Allstream's directors, officers, representatives and agents are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Allstream or any Subsidiary in connection with an Inconsistent Transaction or for access to the properties, books or records of Allstream or any Subsidiary by any Person that informs Allstream or such Subsidiary that such Person is considering making, or has made, an Inconsistent Transaction. Such notice shall include a description of all of the material terms and conditions of any proposal including the identity of the Person making such proposal, inquiry or contact.

  5.4.3    If Allstream receives a request for material non-public information from a Person who proposes a bona fide Inconsistent Transaction in writing in respect of Allstream (the existence and content of which have been disclosed to MTS), and the board of directors of Allstream determines in good faith that such proposal having regard to all circumstances would, if consummated in accordance with its terms, be reasonably likely to result in a Superior Proposal, having received the advice referred to in the last sentence of section 5.4.1, then, and only in such case, the board of directors of Allstream may, subject to the execution by such Person of a non-disclosure agreement on substantially the same terms as the Non-Disclosure Agreement, provide such Person with access to information regarding Allstream or any of its Subsidiaries; provided, however, that the Person making the Inconsistent Transaction shall not be precluded under such non-disclosure agreement from making the Inconsistent Transaction, and provided further that Allstream sends a copy of any such non-disclosure agreement to MTS promptly upon its execution and that MTS is provided with a list of or, in the case of information that was not previously made available to MTS, copies of any information provided to such Person.

  5.4.4    Allstream shall ensure that its officers, directors, representatives and agents and its Subsidiaries and their officers and directors, representatives and agents and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this section 5.4, and it shall be responsible for any breach of this section 5.4 by its financial advisors or other advisors or representatives.

5.5    Notice by Allstream of Superior Proposal Determination

  5.5.1    Allstream shall not, accept, approve, recommend or enter into any agreement relating to an Inconsistent Transaction (other than a non-disclosure agreement contemplated by section 5.4.3) unless the board of directors of Allstream shall have determined in good faith that the Inconsistent Transaction constitutes a Superior Proposal and unless:

    5.5.1.1    it has provided MTS with notice in writing prior to the Allstream Meeting that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal at least five clear days prior to the date on which the board of directors of Allstream proposes to accept, approve, recommend or enter into agreement relating to such Inconsistent Transaction; in the event that Allstream provides MTS with such notice on a date that is less than five clear calendar days prior to the Allstream Meeting, Allstream shall adjourn the Allstream Meeting to a date that is not less than five clear calendar days after the date Allstream provided such notice; and

    5.5.1.2    five clear days shall have elapsed from the later of the date MTS received notice of Allstream's proposed determination to accept, approve, recommend or enter into any agreement relating to such Inconsistent Transaction, and the date MTS received a copy of the written proposal in respect of the Inconsistent Transaction.

  5.5.2    During the five clear day period referred to in section 5.5.1.1, Allstream acknowledges that MTS shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Transaction. The board of directors of Allstream will review any offer by MTS to amend the terms of this Agreement in order to determine, in its good faith in the exercise of its fiduciary duties, whether MTS's offer to amend the terms of this Agreement upon acceptance by Allstream would result in the Inconsistent Transaction not being a Superior Proposal. If the board of directors of Allstream so determines, it will enter into an amended agreement with MTS reflecting MTS's amended proposal.

  5.5.3    Allstream shall promptly reaffirm its recommendation of the Transaction by press release after: (x) any Inconsistent Transaction (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) MTS and Allstream enter into an amended Agreement under section 5.5.2; any such press release shall be prepared in accordance with section 5.1.

  5.5.4    Allstream also acknowledges and agrees that each successive modification of any Inconsistent Transaction shall constitute a new Inconsistent Transaction for purposes of this section 5.5.

  5.5.5    The board of directors of Allstream may withdraw, modify or amend, in a manner adverse to MTS, its recommendation that Shareholders vote in favour of the Arrangement, provided that, (i) the board of directors may do so no earlier than the date which is 14 days prior to the originally established date of the Allstream Meeting; and (ii) Allstream gives MTS written notice of withdrawal, modification or amendment of its recommendation immediately following the decision to take such action.

5.6    Access to Information and Confidentiality

  5.6.1    Access to Information — Subject to the Non-Disclosure Agreement and applicable Laws, upon reasonable notice, Allstream shall and shall cause each of its Subsidiaries to afford MTS's officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") access, during normal business hours from the date hereof and until the earlier of the Effective Date and the termination of this Agreement, to properties, books, contracts, tax records and other records, of Allstream and its Subsidiaries to the extent that such information is relevant to the Arrangement, as well as to management personnel of Allstream and its Subsidiaries, and during such period, Allstream shall and shall cause each of its Subsidiaries to furnish promptly to MTS all information concerning its business, properties and personnel which MTS may reasonably request. Subject to applicable Laws, upon reasonable notice, MTS shall (and shall cause each of its Subsidiaries to) provide the same access to Allstream and its Representatives on the same terms and conditions. Nothing in the foregoing shall require Allstream or MTS or its Subsidiaries, to disclose information subject to a written confidentiality agreement with third parties or competitively sensitive information. For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to and exchange of competitively sensitive confidential information ("Confidential Data") as between the Parties shall be limited to that which is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents, and the advancement of the Arrangement and shall be further limited such that the dissemination of such Confidential Data shall be confined to those representatives of the Parties and their Representatives who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such Confidential Data.

  5.6.2    Confidentiality — Reference is made to the confidentiality provisions set forth in the Non-Disclosure Agreement (the "Confidentiality Provisions"). The Parties covenant and agree to observe the Confidentiality Provisions as if they were set forth in this section 5.6.2 mutatis mutandis.

5.7    Listing of MTS Class B Preference Shares and MTS Common Shares

        Allstream and MTS shall use all reasonable efforts to list the MTS Common Shares issuable in connection with the Transaction and in connection with any conversion of the MTS Class B Preference Shares, and the MTS Class B Preference Shares, on the TSX prior to, or at, the Effective Time.

5.8    Section 85 Elections

        MTS shall enter into a joint election under section 85 of the Tax Act, and any equivalent provision under applicable provincial Laws, with any Allstream Shareholder who is a resident of Canada for purposes of the Tax Act (or is a partnership all the members of which are resident in Canada for purposes of the Tax Act) which receives MTS Shares under the Transaction, as contemplated under the Plan of Arrangement.

5.9    Officers' and Directors' Indemnification

        MTS shall cause Allstream to (i) maintain in effect the current or substantially similar (subject to any changes required by applicable law) provisions regarding indemnification of officers and directors contained in the constating documents of Allstream and any directors, officers or employees indemnification agreements of Allstream; (ii) for a period of six years after the Effective Date, maintain in effect the current polices of directors and officers liability insurance and fiduciary liability insurance maintained by Allstream provided that MTS may substitute therefor policies of at least substantially the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect) with respect to claims arising from facts or events which occurred on or before the Effective Date, provided that MTS's obligation hereunder shall be limited to purchasing such insurance as is available at a cost of no more than 250% of the current annual premiums for director and officer liability insurance paid by Allstream, and (iii) indemnify the directors and officers of Allstream to the fullest extent to which Allstream is permitted to indemnify such officers and directors under their respective charter and bylaws and applicable law. The provisions of this section 5.9 are (i) for the benefit of, and shall be enforceable by, each indemnified party, his heirs, executors, administrators and other legal representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights shall be held by MTS in trust for such person provided however that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this section prior to the Effective Date.

ARTICLE 6

REMEDIES

6.1    Availability of Equitable Remedies

        Each Party acknowledges that the other Parties will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to a Party upon the breach by another Party of its covenants and agreements hereunder, the first Party will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or otherwise to obtain specific performance of any of those covenants or agreements.

ARTICLE 7

CONDITIONS

7.1    Mutual Conditions

        The obligations of the Parties to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Termination Date or such earlier time as is specified below:

  7.1.1    The Interim Order shall have been granted in form and substance satisfactory to Allstream and MTS, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

  7.1.2    The Allstream Arrangement Resolution set forth in the Circular shall have been passed at the Allstream Meeting in accordance with the Interim Order; and the Rights Plan Resolution set forth in the Circular shall have been passed at the Allstream Meeting in the manner required by the Allstream Rights Plan, and the Allstream Rights Plan shall have been rescinded;

  7.1.3    The Final Order shall have been granted in form and substance satisfactory to Allstream and MTS, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

  7.1.4    The Effective Date shall occur prior to the Termination Date;

  7.1.5    There shall be no action taken under any Laws or by any Governmental Entity, that:

    7.1.5.1    makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein; or

    7.1.5.2    results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have an Enterprise Material Adverse Effect;

  7.1.6    All required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons including FCC Approval and TSX Approval and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, shall have been obtained or received on terms that will not have an Enterprise Material Adverse Effect, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

  7.1.7    No Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have an Enterprise Material Adverse Effect;

  7.1.8    In relation to the transactions contemplated hereby which are subject to mandatory prenotification under Part IX of the Competition Act, the relevant waiting period under section 123 of the Competition Act shall have expired and (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Director of Investigation and Research ("Comp. Act Director") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to Allstream and MTS, acting reasonably, indicating that the Comp. Act Director has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Comp. Act Director, and any terms and conditions attached to any such letter shall be acceptable to Allstream and MTS acting reasonably; or (iii) in the event that no ARC or "no action" letter is issued, there shall be no threatened or actual application by the Comp. Act Director for an order under section 92 or 100 of the Competition Act (collectively, "Competition Act Approval"); and

  7.1.9    This Agreement shall not have been terminated pursuant to Article 9.

        The foregoing conditions are for the mutual benefit of the Parties and may be waived, in whole or in part, by Allstream and MTS at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, either Allstream or MTS may rescind and terminate this Agreement by written notice to the other Party (provided such non-compliance did not arise from the acts or omissions of the Party purporting to rescind and terminate this Agreement and further provided that the Party seeking to terminate this Agreement or any of its Subsidiaries is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) and shall have no other right or remedy, except as set forth in Article 9.

7.2    Additional Conditions Precedent to the Obligations of MTS

        The obligations of MTS to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of MTS and may be waived by MTS and any one or more of which, if not satisfied or waived, will relieve MTS of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:

  7.2.1    all covenants of Allstream under this Agreement to be performed on or before the Effective Date shall have been duly performed by Allstream in all material respects;

  7.2.2    all representations and warranties of Allstream qualified by materiality shall be true and correct as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date and all representations and warranties not qualified by materiality shall be true and correct in all material respects as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date, in either case, as if made on and as of each of such dates (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and MTS shall have received a certificate of Allstream addressed to MTS and dated on each of such dates, signed on behalf of Allstream by two senior executive officers of Allstream without personal liability, confirming the same;

  7.2.3    after the date hereof, there shall not have occurred a Material Adverse Change with respect to Allstream, and MTS shall not have become aware of any previously undisclosed material fact which has a Material Adverse Effect on Allstream;

  7.2.4    the board of directors of Allstream shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Allstream, to permit the consummation of the Transaction, and to cause all of the Options, (as defined in the Allstream Management Incentive Plan) to terminate and expire at the Effective Time, if unexercised prior to the Effective Time;

  7.2.5    no Law shall have been proposed, enacted, promulgated or applied and no legal action or proceeding shall have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of MTS to own or exercise full rights of ownership of all of the outstanding Allstream Shares and all of the outstanding shares of Allstream's Subsidiaries owned by Allstream; and

  7.2.6    holders of no more than 5% of the issued and outstanding Allstream Shares shall have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement.

        MTS may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by MTS with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by MTS in complying with its obligations hereunder.

7.3    Additional Conditions Precedent to the Obligations of Allstream

        The obligations of Allstream to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Allstream and may be waived by Allstream and any one or more of which, if not satisfied or waived, will relieve Allstream of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:

  7.3.1    all covenants of MTS under this Agreement to be performed on or before the Effective Date shall have been duly performed by MTS in all material respects;

  7.3.2    all representations and warranties of MTS under this Agreement that are qualified by materiality shall be true and correct as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date and all representations and warranties of MTS that are not qualified by materiality shall be true and correct in all material respects as of the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director and as of the Effective Date, in either case as if made on and as of each of such dates (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Allstream shall have received a certificate of MTS addressed to Allstream and dated on each such dates, signed on behalf of MTS by two senior executive officers of MTS without personal liability, confirming the same;

  7.3.3    after the date hereof, there shall not have occurred a Material Adverse Change with respect to MTS, and Allstream shall not have become aware of any previously disclosed material fact which has a Material Adverse Effect on MTS; and

  7.3.4    the board of directors of MTS shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by MTS to permit the consummation of the Transaction.

        Allstream may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by Allstream with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Allstream in complying with its obligations hereunder.

7.4    Notice and Cure Provisions

        MTS and Allstream will give prompt notice to the other of the occurrence, or failure to occur, at any time during the term of this Agreement, of any event or state of facts which occurrence or failure would, or would be likely to:

  7.4.1    cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date hereof or on any date thereafter during the term of this Agreement; or

  7.4.2    result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder.

        Neither MTS nor Allstream may elect not to complete the Transaction contemplated hereby pursuant to the conditions precedent contained in sections 7.1, 7.2 and 7.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order for acceptance by the Director, MTS or Allstream, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which MTS or Allstream, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that MTS or Allstream, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 30 days from such notice; if such notice is given on or after December 1, 2004 but prior to the Termination Date, the other party may not terminate this Agreement until the expiration of a period of 30 days from such notice. If such notice has been given prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

7.5    Satisfaction of Conditions

        The conditions precedent set out in sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of MTS and Allstream, a certificate of arrangement in respect of the Arrangement is issued by the Director.

ARTICLE 8

AMENDMENT

8.1    Amendment

        This Agreement may, at any time and from time to time before or after the holding of the Allstream Meeting but not later than the date on which the Articles of Arrangement giving effect to the Arrangement are sent to the Director for endorsement and filing, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

  8.1.1    change the time for performance of any of the obligations or acts of the parties;

  8.1.2    waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

  8.1.3    waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

  8.1.4    waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, except as otherwise provided in this Agreement, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the holders of Allstream Shares without the approval of the holders of Allstream Shares given in the same manner as required by law for the approval of the Arrangement or as may be ordered by the Court.

8.2    Mutual Understanding Regarding Amendments

        The parties agree that if MTS or Allstream proposes, any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its security holders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with MTS or Allstream, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the security holders.

8.3    Cooperation

        MTS and Allstream agree to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Transaction in a manner which is most tax effective for the Parties.

ARTICLE 9

TERMINATION AND COMPENSATION

9.1    Termination

        This Agreement may be terminated at any time prior to the Effective Date, whether before or after Allstream Shareholder Approval:

  9.1.1    by mutual written consent of Allstream and MTS;

  9.1.2    by either Allstream or MTS pursuant to the exercise of their rights set forth in section 7.1 hereof, provided that the provisions of section 7.4 have been complied with;

  9.1.3    by either Allstream or MTS pursuant to the exercise of their respective rights set forth in sections 7.2 or 7.3 hereof provided the provisions of section 7.4 have been complied with;

  9.1.4    by either Allstream or MTS if the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Allstream Meeting;

  9.1.5    by Allstream, following receipt of, and in order to accept or recommend, a Superior Proposal, but only in compliance with sections 5.5.1, 5.5.2 and 9.3.2;

  9.1.6    by MTS:

    9.1.6.1    if the board of directors of Allstream fails to recommend the Arrangement, withdraws or modifies in a manner adverse to MTS its approval or recommendation of the Transaction (whether in accordance with section 5.5.5 or not), this Agreement or the transactions contemplated hereby or shall fail to reaffirm such approval or recommendation within five clear days of receipt of any written request to do so by MTS; or

    9.1.6.2    MTS has been notified by Allstream in writing of a Superior Proposal in accordance with section 5.5.1 and MTS has not made an offer to amend the terms of this Agreement under section 5.5.2 or, MTS having made such an offer, MTS and Allstream shall not have entered into an amended Agreement in accordance with section 5.5.2.

        Where action is taken to terminate this Agreement pursuant to this section 9.1 it shall be sufficient for such action to be authorized by the board of directors of the Party taking such action.

9.2    Effect of Termination

        In the event of termination of this Agreement by either Allstream or MTS as provided in section 9.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Allstream or MTS or their respective officers or directors hereunder, except that (i) the provisions of section 9.3 (Expenses and Termination Fees), and this subsection 9.2 shall remain in full force and effect and shall survive any such termination and (ii) except as provided in section 9.3.4, no party shall be released or relieved from any liability arising from the breach by such party of any of its representations, warranties, covenants, or agreements as set forth in the Transaction Documents. The covenant of the Parties with respect to confidentiality set forth in section 5.6.2 shall survive the termination of completion of the Agreement and continue in full force and effect for a period of two years thereafter.

9.3    Expenses and Termination Fees

  9.3.1    Subject to section 9.3.2 and 9.3.3 below, whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the Party incurring such expense.

  9.3.2    Allstream shall forthwith pay to MTS the sum of $50 million (i) in the event that this Agreement is terminated in accordance with subsection 9.1.6, or (ii) in the event that the Allstream Shareholders fail to approve the Allstream Arrangement Resolution or the Rights Plan Resolution at the Allstream Meeting and public disclosure of an Inconsistent Transaction is made or occurs on or before the date which is 90 days after the date of the Allstream Meeting, and that Inconsistent Transaction is completed substantially in accordance with its terms.

  9.3.3    Allstream shall forthwith pay to MTS on account of its expenses in connection with the Transaction the sum of $5 million in the event that the Allstream Shareholders do not approve the Allstream Arrangement Resolution at the Allstream Meeting and Allstream is not required to make a payment to MTS in accordance with section 9.3.2.

  9.3.4    Each party acknowledges and agrees that if any amount is paid to MTS by Allstream and accepted by MTS pursuant to section 9.3.2, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which MTS may be entitled to and shall constitute payment of liquidated damages which are a genuine estimate of the damages which MTS will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Allstream irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any amount pursuant to section 9.3.2 is the sole monetary remedy available to MTS and MTS shall not have any alternative right or remedy against Allstream, except in the case of any willful or intentional breach by Allstream of any of its obligations under this Agreement.

ARTICLE 10

GENERAL

10.1    Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to any other Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

        The address for service of each of the parties hereto shall be as follows:

(a)	if to Allstream:
Allstream Inc. 200 Wellington Street West 16th Floor Toronto, Ontario M5V 3G2
	Attention:	David Lazzarato
	Fax:	(416) 345-3321 and (416) 345-2527
with a copy to:
200 Wellington Street West 16th Floor Toronto, Ontario M5V 3G2
	Attention:	Ron McKenzie and Scott Ewart
	Fax:	(416) 345-2070
with a copy to:
Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street West Toronto, Ontario M5L 1B9
	Attention:	Marvin Yontef and Brian Pukier
	Fax:	(416) 947-0866
(b)	if to MTS:
Manitoba Telecom Services Inc. 333 Main Street, 21st Floor Winnipeg, Manitoba R3C 3V6
	Attention:	Peter J. Falk
	Fax:	(204) 772-6623

with a copy to:
Torys LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario M5K 1N2
Attention:	James Turner and Kevin Morris
Fax:	(416) 865-8114

10.2    Time of Essence

        Time shall be of the essence in this Agreement.

10.3    Further Assurances

        Each Party hereto shall, from time to time, and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.4    Additional Matters

  10.4.1    MTS intends that following the Effective Date, subject to applicable law, MTS will, by way of substantial issuer bid, buy back outstanding MTS Shares (on a pro rata basis) and will expend approximately $800 million to do so (it being understood that two-thirds of any cash payments made in connection with shareholder dissents shall be credited to that amount) and MTS will publicly announce its intention to do so in the news release issued in connection with the signing of this Agreement. MTS also confirms its intention to establish a dividend policy, effective as of the Effective Date, that it will pay quarterly cash dividends of $0.55 per MTS Share.

  10.4.2    MTS covenants and agrees that John T. McLennan will be appointed to its board of directors on the Effective Date. MTS will include Mr. McLennan in the slate of directors nominated by management for consideration at the 2004 annual meeting of MTS's shareholders. MTS covenants and agrees that it will take steps so that two other current directors of Allstream will be members of MTS's board of directors no later than December 31, 2004.

  10.4.3    MTS covenants and agrees that it will propose a resolution to its shareholders for approval at MTS's 2004 annual meeting which would amend MTS's articles to increase the number of MTS Common Shares that may be beneficially owned by Non-Residents of Canada to the maximum percentage of outstanding shares as may be permitted by Laws from time to time.

10.5    Governing Law

        This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

10.6    Execution in Counterparts

        This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Party shall constitute satisfactory evidence of execution of this Agreement by such Party.

10.7    Enurement and Assignment

        This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ALLSTREAM INC.
Per:
	Name:	John T. McLennan
	Title:	Vice Chairman and Chief Executive Officer
Per:
	Name:	David A. Lazzarato
	Title:	Executive Vice President and Chief Financial Officer
MANITOBA TELECOM SERVICES INC.
Per:
	Name:	William C. Fraser
	Title:	President and Chief Executive Officer
Per:
	Name:	Peter J. Falk
	Title:	Executive Vice-President Business Development

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SIGNATURES
MATERIAL CHANGE REPORT PURSUANT TO
SCHEDULE A
SCHEDULE B
TABLE OF CONTENTS
ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
ARTICLE 4 NON-WAIVER; SURVIVAL
ARTICLE 5 COVENANTS
ARTICLE 6 REMEDIES
ARTICLE 7 CONDITIONS
ARTICLE 8 AMENDMENT
ARTICLE 9 TERMINATION AND COMPENSATION
ARTICLE 10 GENERAL